DatChat, Inc.

204 Nielsen Street

New Brunswick, NJ 08901

(732) 374-3529

December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	DatChat, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed November 18, 2022 File No.: 333-268058

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), DatChat, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, December 6, 2022, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Richard Friedman of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

DATCHAT INC.

By:	/s/ Darin Myman
Name:	Darin Myman
Title:	Chief Executive Officer

cc: Richard Friedman, Sheppard Mullin Richter & Hampton LLP